SCHEDULE C

Transactions in Securities

Transactions by Stilwell Activist Investments, L.P.

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Purchase Price
Purchase of Common Stock	01/23/26	1,840	20.5000	37,720.00
Purchase of Common Stock	01/28/26	618	20.5363	12,691.43
Purchase of Common Stock	01/29/26	292	20.7300	6,053.16
Purchase of Common Stock	02/03/26	32,700	20.5000	670,350.00
Purchase of Common Stock	02/03/26	4,500	20.6044	92,719.80
Purchase of Common Stock	02/04/26	3,822	20.5594	78,578.03
Purchase of Common Stock	02/18/26	594	21.2500	12,622.50
Purchase of Common Stock	03/06/26	2,657	21.0000	55,797.00